Exhibit 99.2

Huadi International Group Co., Ltd. Announces Closing of $25 Million Registered Direct Offering

BEIJING, Nov. 09, 2022 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced the closing of its previously announced registered direct offering with two institutional investors, raising approximately US$25 million in gross proceeds, before deducting placement agent fees and other estimated offering expenses.

The offering consists of the sale of 1 million ordinary shares in a registered direct offering, at a purchase price of $25.00 per ordinary share.

The Company plans to use the net proceeds for general working capital.

Univest Securities, LLC acted as the exclusive placement agent for this offering.

The offering of the ordinary shares described above was made pursuant to an effective "shelf" registration statement on Form F-3 (File No. 333-265882), previously filed with the U.S. Securities and Exchange Commission (the "SEC") on June 28, 2022, and declared effective on October 21, 2022. The offering was made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus related to the offering may be obtained at the SEC's website located at http://www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
Email: IR@huadigroup.com